3/4/02

SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8-31329

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 26 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cogdell Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Matthews Street, Suite 100
(No. and Street)

Matthews (City) North Carolina (State) 28105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Handy 704-841-8411
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name — *if individual, state last, first, middle name*)

101 Independence Center, Suite 1100 (Address) Charlotte (City) NC (State) 28246 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2002
THOMSON FINANCIAL

3/11/02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank C. Spencer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cogdell Securities, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements and Schedules

Cogdell Securities, Inc.

Years ended December 31, 2001 and 2000 with Report of Independent Auditors

Cogdell Securities, Inc.

Audited Financial Statements and Schedules

Years ended December 31, 2001 and 2000

Contents

Report of Independent Auditors....1

Audited Financial Statements

Statements of Financial Position....2
Statements of Operations....3
Statements of Changes in Stockholder's Equity....4
Statements of Cash Flows....5
Notes to Financial Statements....6

Schedules

Schedule I--Computation of Net Capital Pursuant to Rule 15c3-1....9
Schedule II--Statement Pursuant to Rule 17a-5(d)(4) and Computation of Reserve Requirements Pursuant to Rule 15c3-3....10

Report of Independent Auditors on Internal Control Structure Required by Rule 17a-5....11

Ernst & Young

Ernst & Young LLP
101 Independence Center
Suite 1100
101 North Tryon Street
Charlotte, North Carolina 28246

Phone: (704) 372-6300
www.ey.com

Report of Independent Auditors

Board of Directors
Cogdell Securities, Inc.

We have audited the accompanying statements of financial position of Cogdell Securities, Inc. as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cogdell Securities, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

January 11, 2002

Cogdell Securities, Inc.

Statements of Financial Position

	December 31 2001	December 31 2000
Assets		
Cash and cash equivalents	**$ 42,626**	$ 59,048
Receivables from non-customers	**–**	16,800
Investments *(Note 1)*		
Collateralized mortgage obligations, at market value	**42,564**	39,939
Securities not readily marketable, at estimated fair value	**20,100**	3,300
Due from stockholder *(Note 2)*	**9,000**	9,000
Deferred income taxes	**–**	89
Prepaid income taxes	**8,511**	2,222
Total assets	**$ 122,801**	$ 130,398
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable	**$ 31**	$ 1,529
Deferred income taxes	**115**	–
	146	1,529
Stockholder's equity:		
Common stock, par value $.10 per share--authorized 1,000,000 shares; issued and outstanding 6,000 shares	**600**	600
Additional paid-in capital	**6,900**	6,900
Retained earnings	**115,155**	121,369
	122,655	128,869
	$ 122,801	$ 130,398

See accompanying notes.

Cogdell Securities, Inc.

Statements of Operations

	Year ended December 31	
	2001	**2000**
Revenues:		
Interest income	**$ 4,243**	$ 6,835
Unrealized gain on investments	**2,625**	1,876
	6,868	8,711
Expenses *(Note 2)*:		
Dues	**6,001**	2,540
Insurance	**610**	510
Professional services	**6,900**	6,675
Other expenses	**1,656**	3,002
	15,167	12,727
Loss before income taxes	**(8,299)**	(4,016)
Provision for income taxes *(Note 3)*	**(2,085)**	(1,252)
Net loss	**$ (6,214)**	$ (2,764)

See accompanying notes.

Cogdell Securities, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance at December 31, 1999	$600	$6,900	$124,133
2000 net loss			(2,764)
Balance at December 31, 2000	600	6,900	121,369
2001 net loss	–	–	(6,214)
Balance at December 31, 2001	**$600**	**$6,900**	**$115,155**

See accompanying notes.

Cogdell Securities, Inc.

Statements of Cash Flows

	Year ended December 31	
	2001	**2000**
Operating activities		
Net loss	**$ (6,214)**	$ (2,764)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Prepaid income taxes	**(6,289)**	(2,222)
Receivables from non-customers	**16,800**	(16,800)
Purchase of securities	**(16,800)**	(3,300)
Accounts payable	**(1,498)**	195
Income taxes payable	**–**	(1,009)
Deferred income tax	**204**	(19)
Unrealized loss on investments	**(2,625)**	(1,876)
Net cash used in operating activities	**(16,422)**	(27,795)
Cash and cash equivalents at beginning of year	**59,048**	86,843
Cash and cash equivalents at end of year	**$ 42,626**	$ 59,048

See accompanying notes.

1. Organization and Significant Accounting Policies

Cogdell Securities, Inc. was incorporated on January 30, 1984, primarily to offer interests of its affiliate, the Cogdell Group, Inc., in limited partnerships involving real estate.

Income Recognition

Commissions earned on sales of limited partnership interests are recognized on a settlement date basis.

Investments

Investments include collateralized mortgage obligations, which earn interest at 6-6.5%, mature in series with a final maturity, scheduled date in 2022 and are backed by mortgage certificates guaranteed by the Federal Home Loan Mortgage Corporation. Investments are recorded at market value with any unrealized gain or loss included as a component of revenues.

Securities not readily marketable consist of warrants for which there is no market on a securities exchange or no independent publicly quoted market. These investments are stated at approximate fair value as determined by management.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

2. Related-Party Transactions

The Company has made non-interest bearing loans to its sole stockholder. As of December 31, 2001 and 2000, the amount outstanding was $9,000.

The Company's offices are housed within the office space of an affiliate. As a result, various office-related expenses are allocated to the Company by the affiliate on a regular basis. These amounts totaled $1,161 and $1,529 during 2001 and 2000, respectively.

3. Income Taxes

Income taxes have been provided using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred income taxes resulting from such differences are recorded based on the enacted tax rates that are currently expected to be in effect when the differences are expected to reverse.

The components of net deferred taxes at December 31 are as follows:

	2001	**2000**
Deferred tax assets:		
State operating loss carryforwards	**$ 758**	$ 412
	758	412
Deferred tax liabilities:		
Unrealized gain on investments	**873**	323
	873	89
Net deferred tax assets (liabilities)	**$ (115)**	$ 89

Income taxes of $4,000 and $1,998 were paid for tax years 2001 and 2000, respectively.

4. Net Capital Requirements

The Company is a broker/dealer subject to the Securities and Exchange Act of 1934, including net capital requirements as set forth in Rule 15c3-1. At December 31, 2001, the Company had net capital, as defined, of $81,655, which was in excess of required net capital by $76,655.

Schedules

Cogdell Securities, Inc.

Schedule I--Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2001

Computation of net capital	
Total ownership equity (from Statement of Financial Position)	$ 122,655
Total ownership equity qualified for net capital	
Deductions and/or charges:	
Securities not readily marketable	20,100
Haircuts on securities	3,389
Prepaid income taxes	8,511
Amount due from stockholder	9,000
Furniture and equipment	–
Net capital	$ 81,655
Computation of aggregate indebtedness	
Total liabilities and aggregate indebtedness	$ 146
Computation of basic net capital requirements	
Net capital requirement	$ 5,000
Excess net capital	$ 76,655
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 81,640
Percentage of aggregate indebtedness to net capital	0.2%

Cogdell Securities, Inc.

Schedule II--Statement Pursuant to Rule 17a-5(d)(4) and
Computation of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2001

Reconciliation with Company's computation

(Include in Part IIA of Form X-17A-5 as of December 31, 1999)	
Net capital, as reported in the Company's Part IIA FOCUS report	$ 81,655
Net audit adjustments	–
Net effect of nonallowable assets included in audit adjustments	–
Net capital at year end	$ 81,655

Computation for determination of reserve requirements pursuant to Rule 15c3-3

The Company is exempt from Rule 15c3-3 under Paragraph (k)(2)(i).

Ernst & Young

Ernst & Young LLP
101 Independence Center
Suite 1100
101 North Tryon Street
Charlotte, North Carolina 28246

Phone: (704) 372-6300
www.ey.com

Report of Independent Auditors on Internal Control Structure Required by Rule 17a-5 for a Broker-Dealer Claiming an Exemption from Rule 15c3-3

Board of Directors
Cogdell Securities, Inc.

In planning and performing our audit of the financial statements of Cogdell Securities, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform customer securities, we did not review the practices and procedures following by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 11, 2002